EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Delta Apparel, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-61190 and No. 333-172018) on Form S-8 of Delta Apparel, Inc. of our reports dated December 15, 2015, with respect to the consolidated balance sheets of Delta Apparel, Inc. and subsidiaries as of October 3, 2015 and September 27, 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows, for each of the years then ended and the 13-week transition period ended September 28, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of October 3, 2015, which reports appear in the October 3, 2015 annual report on Form 10-K of Delta Apparel, Inc.

/s/ KPMG LLP

Greenville, South Carolina
December 15, 2015